1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

April 30, 2018

Lisa N. Larkin

Disclosure Review Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Crescent Capital BDC, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 814-01117

Dear Ms. Larkin:

We are writing in response to your comments provided telephonically on April 30, 2018 with respect to the preliminary proxy statement (the “Proxy Statement”) filed on Schedule 14A (“Schedule 14A”) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), on behalf of Crescent Capital BDC, Inc. (the “Corporation”) on March 29, 2018. The Corporation has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Proxy Statement. These changes will be reflected in an upcoming Definitive Schedule 14A filing.

On behalf of the Corporation, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 14A.

Proposal 3

Comment 1.    Please confirm that the Advisor will not have any right to recoup any amount of waived fees in the future.

Response 1.        The Corporation confirms that the Advisor shall not have any right to recoup any amount of the Base Management Fees or Incentive Fees that are waived under the Fee Waiver Agreement, including under the amended Fee Waiver Agreement if Proposal 3 and/or Proposal 4 are approved.

April 30, 2018 Page 2

Comment 2.    Please add a footnote to the fee table in Proposal 3 that states that the amounts shown in the fee table are the fee rates assuming the Fee Waiver Agreement is in effect.

Response 2.    The disclosure has been revised to add the following footnote:

The Base Management Fee and Incentive Fee rates shown in the table reflect the rates pursuant to the Fee Waiver Agreement. The Fee Waiver Agreement may be amended at any time with the approval of the Board and the Advisor, provided that pursuant to the Investment Advisory Agreement, the Base Management Fee may not exceed 1.50% of the Corporation’s gross assets (excluding cash) and the Income Fee rate may not exceed 15% prior to a Qualified IPO.

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Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz